BRITVIC plc

RECEIVED

2007 MAY -7 A 10:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

30th April 2007

Tel: 01245 504482
Fax: 01245 504077

Via Airmail

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street
NE Washington
DC 20549
USA

07023285

SUPPL

Dear Sirs

EXEMPTION PURSUANT TO RULE 12g3-2(b)
BRITVIC plc – FILE NO: 82-35035

Please find enclosed a copies of all of the Company's regulatory announcements released to the London Stock Exchange and all filings made to the Registrar of Companies in England and Wales* since 30th March 2007 and up to the present date, inclusive.

Yours faithfully

John Price

PROCESSED

MAY 10 2007

THOMSON FINANCIAL

John Price
Company Secretary

Encs.

* Note that no filings have been made with The Registrar of Companies since our last communication.

dw 5/8

Registered Office:
Britvic House
Broomfield Road
Chelmsford CM1 1TU

Registered in London
No. 5604923

Regulatory Announcement

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RECEIVED

Company	Britvic plc
TIDM	BVIC
Headline	Holding(s) in Company
Released	15:49 16-Apr-07
Number	9397U

RNS Number:9397U
Britvic plc
16 April 2007

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(1):	Britvic PLC

2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): SPECIAL NOTIFICATION REQUIRED BY DTR	X

3. Full name of person(s) subject to the notification obligation(1):	Newton Investment Management Limited
4. Full name of shareholder(s) (if different from 3.)(1):	Newton Investment Management Limited
5. Date of the transaction (and date on which the threshold is crossed or reached if different)(1):	N/A
6. Date on which issuer notified:	N/A
7. Threshold(s) that is/are crossed or reached:	N/A
8. Notified details:	ISIN GB00B0N8QD54

A: Voting rights attached to shares

Class/ type of shares if possible using the ISIN	Situation previous to the Triggering transaction (1)		Resulting situation after the triggering transaction(1)		
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix	% of voting rights

CODE	Direct	Direct x	Indirect xi	Direct	Indirect
Ordinary Shares	N/A	N/A	10,178,856	N/A	4.71%

B: Financial Instruments
Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
10,178,856	4.71%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
Newton Investment Management Limited hold these shares as a discretionary Investment Manager.

Proxy Voting:
10. Name of the proxy holder: N/A
11. Number of voting rights proxy holder will cease to hold: N/A
12. Date on which proxy holder will cease to hold voting rights: N/A
13. Additional information:
14. Contact name: Clare Cox / Barry Smalls
15. Contact telephone number: +44 (0)207 163 2331 / 2251

Annex Notification Of Major Interests In Shares xvi

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	Newton Investment Management Ltd
Contact address (registered office for legal entities)	Mellon Financial Centre 160 Queen Victoria Street London EC4V 4LA
Phone number	+44 (0)207 163 9000
Other useful information (at least legal representative for legal persons)	Rachel Wheeler

B: Identity of the notifier, if applicable xvii

Full name	Newton Investment Management Ltd
Contact address	Mellon Financial Centre 160 Queen Victoria Street London EC4V 4LA
Phone number	+44 (0)207 163 9000
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Discretionary Investment Manager

C: Additional information
Issue Contact Name: John Price, Company Secretary, Britvic plc Tel 01245 261871

Notes

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

This information is provided by RNS
The company news service from the London Stock Exchange

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Company	Britvic plc
TIDM	BVIC
Headline	Director/PDMR Shareholding
Released	14:45 19-Apr-07
Number	1853V

RNS Number:1853V
Britvic plc
19 April 2007

Britvic plc

19 April 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ("the Company") was notified on 19 April 2007, that the following transactions took place in relation to the Britvic Share Incentive Plan ("SIP") on 13 April 2007. The SIP is an all-employee trust arrangement approved by HM Revenue and Customs, under which employees are able to buy ordinary shares in the Company of 20p each, using deductions from salary in each 4-week pay period, and receive allocations of matching free ordinary shares ("matching shares").

1. The SIP trust acquired 31,798 ordinary shares by purchase in the market on 13 April 2007 at a total cost of £107,325.47, and allocated them to employees participating in the SIP as matching shares. Paul Moody and John Gibney, as executive directors, were deemed to become interested in these shares on acquisition, and to cease to be interested in them on allocation.

2. The following directors and persons discharging managerial responsibilities purchased the number of ordinary shares of 20p set out against their names below, at a price of £3.38p per ordinary share, and were allocated for no consideration the number of matching shares set out against their names below:

Name	Role	Number of ordinary shares purchased	Number of matching shares
Paul Moody	Executive Director	34	22
John Gibney	Executive Director	34	22
Andrew Richards	PDMR	33	22
Doug Frost	PDMR	34	22
Alan Beaney	PDMR	33	22
Martin Rose	PDMR	33	22
Andrew Marsden	PDMR	34	22

This notification is made in order to satisfy both section 324 of the Companies Act 1985 and Disclosure Rule 3.1.2.

John Price
Company Secretary
Britvic plc

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Company	Britvic plc
TIDM	BVIC
Headline	Outsourcing Proposals
Released	14:00 24-Apr-07
Number	3689V

RNS Number:3689V
Britvic plc
24 April 2007

Britvic plc ("Britvic") Outsourcing Proposals - 24 April 2007

As a result of a review focused on its strategic goal of driving efficiency and reducing cost, Britvic has today entered into a consultation process with its employees on the following proposals:

- the outsourcing of its secondary retail distribution network to KN Drinks Logistics
- the outsourcing of its vending and chiller remanufacturing operations to Apollo Vending Services

As a result of these proposals it is anticipated that up to 450 employees would be transferred from Britvic to KN Drinks Logistics and Apollo Vending Services in FY08. Both proposals are subject to the employee consultation process, due diligence and any contract finalisation. It is currently anticipated that these operational changes would be implemented by October 2007.

Related to these proposals, Britvic has exchanged contracts for the disposal and short term lease back of its depot in Tamworth, the only freehold site within the secondary retail distribution network, at a net cash consideration of £9.0m. This compares to a NBV of £5.8m as at 15 April 2006.

Over the last two years Britvic has driven a number of significant efficiency programmes delivering £11m of sustainable overhead cost savings with an additional £4m of savings identified for FY07 and £3m for FY08. The actions detailed in today's announcement are expected to add an incremental £5-6m in annualised savings at an operating profit level by FY09 at a one off exceptional cost of £3-4m in FY08. The proposals would also reduce capital expenditure requirements by £2-3m from FY08.

For further information please contact:

Investors:

John Gibney /Jo Guano	+44 (0)1245 504 330

Media:

Britvic main switchboard	+44 (0)1245 261 871
Julian Mears	+44 (0)7834 962 542

Notes to editors

Britvic is one of the two leading soft drinks businesses in Great Britain.

Its broad portfolio of leading brands includes established names with high brand recognition such as Robinsons and Tango and highly successful innovations such as J20 and Fruit Shoot. Included within the portfolio are the Pepsi and 7UP brands, which Britvic produces, markets, sells and distributes under its exclusive appointment from PepsiCo which runs until December 2023. This brand and product portfolio enables Britvic to target and satisfy a wide range of consumer demands in all major soft drinks categories, via all available routes to market.

KN Drinks Logistics is a wholly owned subsidiary of Kuehne + Nagel Ltd. The Kuehne + Nagel Group is one of the world's leading logistics companies.

Apollo Vending Services provides outsourced vending operations which include a national machine delivery service and a remanufacture operation. It has been the national brand partner for Cadbury's vending operation since 1998.

Cautionary note regarding forward-looking statements

This announcement includes statements that are forward-looking in nature. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Company	Britvic plc
TIDM	BVIC
Headline	Director/PDMR Shareholding
Released	13:29 25-Apr-07
Number	5067V

RNS Number:5067V
Britvic plc
25 April 2007

Britvic plc

25th April 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ("the Company") was notified on 23rd April 2007, that the following transactions have taken place in relation to the Britvic Share Incentive Plan ("SIP"). The SIP is an all-employee trust arrangement approved by HM Revenue and Customs, under which employees are able to receive allocations of free ordinary shares ("free shares").

1. The SIP trust acquired 582,762 ordinary shares by purchase in the market on the 20th and 23rd April 2007 at a total cost of £1,956,265.64. The shares were allocated by the SIP Trust to employees participating in the SIP as free shares. Paul Moody and John Gibney, as executive directors, were deemed to become interested in these shares on acquisition, and to cease to be interested in them on allocation.

2. The following directors and persons discharging managerial responsibilities were each allocated 909 free shares as participants in the SIP, for no consideration:

Name	Role
Paul Moody	Executive Director
John Gibney	Executive Director
Alan Beaney	PDMR
Doug Frost	PDMR
Andrew Marsden	PDMR
Andrew Richards	PDMR
Martin Rose	PDMR

This notification is made in order to satisfy both section 324 of the Companies

Act 1985 and Disclosure Rule 3.1.2.

John Price, Company Secretary
Britvic plc

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

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